Mail Stop 4561
via fax (952) 974-7887

September 14, 2009

James C. Granger
Chief Executive Officer
Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

> Re: **Wireless Ronin Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Forms 8-K Filed February 17, 2009, May 7, 2009 and August 6, 2009**
> **File No. 001-33169**

Dear Mr. Granger:

We have reviewed your response letter dated September 2, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 24, 2009.

Forms 8-K Filed February 17, 2009, May 7, 2009 and August 6, 2009

Use of Non-GAAP Measures

1.   We note your response to prior comment 4 and the proposed disclosures provided. Your proposed disclosures appear overly broad and do not appear to sufficiently reflect the guidance in Question 8 of the FAQ. In this regard, we do not believe you have provided <u>substantive</u> reasons why the non-GAAP measures provide useful information to investors. Also, you state that your non-GAAP disclosures exclude items that are "unusual, infrequent, unrelated to the ongoing core operations, or involve special charges of non-cash items." It is not clear why you believe that items such as depreciation and stock-based compensation are "unusual and infrequent." Further if you intend to refer to "core operations" in your future filings, ensure that it is adequately defined and that you fully explained how you determine that the

excluded items are not representative of your "core operations." In addition, you do not appear to have disclosed the material limitations associated with the use of the non-GAAP measures or the manner in which you compensate for these limitations. Please provide us with proposed disclosures that fully address the concerns raised in prior comment 4 in the event that you intend to present non-GAAP information in the future. Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

2.   Also, your proposed disclosure indicates that you exclude stock-based compensation and the amortization of acquired intangibles because they are "non-cash in nature." Your disclosure appears to suggest that you are using these non-GAAP measures as measures of both operating performance and liquidity. If your non-GAAP measures are intended to be measures of liquidity, it appears that the measures should be reconciled to GAAP cash flow from operations. Please clarify and explain to us why the measure is reconciled to GAAP operating loss if your intention is to also present this as a liquidity measure.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief